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TrueGen Health, Inc.

25 million U.S. children suffer from a behavioral/mental health disability! 18 million are never treated due to a shortage of providers. TrueGen is developing next generation technology & AI for pediatric behavioral health providers enabling them to treat more children with increased productivity.

HealthCare

    📍 Hinsdale, IL   ↗ Website



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ⓘ TrueGen Health, Inc. is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

- The U.S. is facing an acute behavioral

Investor Interest

Investors Interested
12

Funding Interest So Far
$34,950

1-Click Reserve™

Offering Terms

Funding Goal
$10,150 - $249,900

Security Type
Equity

Min Investment
$350

Max Investment
$249,900

Closing Date
Aug 31, 2022 10:59 PM CDT

health crisis with 25 million children and adolescents in the U.S. (350 million globally) suffering from a mental or behavioral health disability

- 60%-80% of these children never receive the care they need due to an extreme shortage of pediatric behavioral health providers
- Suicide is now the 3rd leading cause of death in 15-19 year old's
- TrueGen offers the latest digital technologies applied to clinical behavioral health tools to ensure children overcome their behavioral health challenges
- With our software, providers become more efficient and precise leading to better outcomes
- Research studies show that digital technologies can increase the number of patients cared for by 130% in just 3 weeks
- Together with providers, we will allow more children to receive the care they need, earlier!

Key Reasons to Invest:

1. **Help fix a major healthcare crisis among our children.** Our children are fighting a global mental and behavioral health crisis (350 million children globally; 25 million in U.S., who suffer from a diagnosable behavioral health or developmental disability).
2. **Extreme Unmet Need:** Highly underserved market with over 17 million U.S. children who never receive treatment leading to suicide rates hitting historic highs.
3. **Getting in Early:** Investment opportunity at a discounted rate for a unique company in a very large market ($225 billion in US market alone) with limited 'direct' competition.
4. **Highly Experienced Leadership Team:** Our team has decades of experience in developing, commercializing, and scaling businesses within start-ups or billion-dollar enterprises. Further, our advisory team has decades of clinical experience with incredible perspective and understanding of the market.

and understanding of the market.

Problem

Global Pediatric Mental and Behavioral Health Crisis

A Global health crisis has accelerated among 350 Million children/adolescents worldwide who suffer from a behavioral health or developmental disability.   Over $1.8 Trillion is spent per year on direct behavioral healthcare.

In the U.S., 25 million children (ages 1-19yo) have a diagnosable behavioral health or developmental disability. Around 70% (17.5M) of these kids are NEVER treated, primarily due to the severe shortage of pediatric behavioral health providers!

The lack of care has lead to frightening increases in suicide rates. For 15-19 year old teens, suicide is now the 3rd leading cause of death. Suicide has hit a 40-year high in teen girls.

There just are not enough pediatric mental/behavioral health providers to treat the millions of children/adolescents in need of care.



Solution

Improving access and quality of pediatric behavioral healthcare

TrueGen increases access to and improves the quality of behavioral healthcare for millions of children and adolescents, by helping behavioral health specialists deliver a higher level of care more efficiently, with AI and modern technology.

modern technology.

TrueGen is developing a digital platform solution, exclusively for pediatric mental/behavioral healthcare providers (e.g. pediatric psychiatrists, neuropsychologists, and psychologists).

The platform's digital tools and workflow will enhance, or 'amplify', the efforts of providers/specialists so they are able to treat more children earlier which increases the probability of good clinical outcomes.



Product

Automation + Integration + AI = Better Outcomes

Scientifically-proven methods to deliver higher quality of care, to more children, at lower costs

The TrueGen software platform is built for the behavioral and mental health provider to:

- Manage, operate, and streamline patient care
- Enhance efficiency of patient care
- Increase access to care
- Improve care standardization

Leading to:

- Better patient outcomes
- Improved quality of life (QOL)

By digitalizing tasks, streamlining clinical workflows, and integrating artificial intelligence (AI), the pediatric behavioral health provider can manage more patients with the same amount of time and energy. Therefore, more children can receive the care they need!





Business Model

Subscriptions Based (SaaS)

- SaaS (software as a service) clinical platform model centered around pediatric behavioral healthcare
- Monthly or annual subscription fee per provider depending on the level of integration
- Our system ingrates within and supports the provider's clinical workflow and decision making
- Customer base in order of targeting priority includes:

      i. private practice providers
      ii. provider networks
      iii. medical institutions

As we build our provider base and begin to scale, TrueGen will look to expand into other 'potential' customer targets, including direct to consumer (DTC) or other health collaborations/partnerships such as enterprise or health plan targeting.



Traction

$325,000 in revenue in Year 1

- Achieved $325k in revenue in yr1 for a

related business and clinical platform. Monthly recurring revenue of $10,000.
- $285,000 of funding to date
- We have built an automated and integrated a clinical platform and initially launched to help with COVID-19 testing at the height of the pandemic. Primary business strategy (i.e. pediatric behavioral health) was put on hold due to the pandemic. Same platform will be customized for the TrueGen strategy.
- TrueGen update: We are now building a clinical advisory board to help launch a pilot with 1,000 patients.

Competition

We are highly differentiated in very large and rapidly growing market!

TrueGen operates and competes within the Provider segment. Our software will be acquired and utilized by pediatric behavioral health providers. In a deeper analysis of the 11 companies within this segment, there are only 2 true direct competitors (Blueprint Health & Innowell), but both are general software targeting the adult population.

How are we different?

We are the only company, in this category, that is exclusively FOCUSED on the pediatric behavioral health provider.



Competitive Hierarchy:

Analysis of 93 Behavioral Health companies by customer and product application

Customer target	Product Goals	# of competitors	Competitor examples
Provider or payor*	Enhancing care or accessibility	11	- Neuroflow - Silver Cloud Health
Telehealth	Connecting patients with providers	46	- Lyra (adults) - Brightline (children)
Therapeutics	Special applications, FDA-cleared devices	25	- Pear Therapeutics - Mightier
APPs	Self-guided, exercises, meditation	11	- Calm - HeadSpace

11 Companies providing digital Behavioral Health technology/applications to **Providers**

Customer target	Product Goals	# of competitors	Competitor examples	Differentiator
Behavioral Health (BH) Providers*	Providing different technology and services specifically to BH Providers	5	- Innowell *(direct)*	- Lack of focus (for provider, consumer, & employers) - For Adults
			- Blueprint Health *(direct)*	- Measurement-based mental healthcare
Primary Care Providers	Providing mental healthcare to PCPs and their patients	4	- Lyra (adults) - Brightline (children)	na
Digital Therapeutics	Very specific digital therapeutic tech for BH providers	2	- Pear Therapeutics - Mightier	na

*TrueGen Segment

How we are different

We are the only company, in this category, that is exclusively FOCUSED on the pediatric behavioral health provider



Competitive Assessment of 93 companies by segment
TrueGen
Number of Behavioral Health companies by focus, product, or application
Provider or Payor*
Enhancing care or accessibility
11
Telehealth
Connecting patients with providers
46
Therapeutics
Special applications, FDA-cleared devices
25
APPs
Self-guided, exercises, meditation
11
- 11 Companies providing digital Behavioral Health technology/applications to Providers
- Segmented based on target customer and type of service provided
Behavioral Health Providers
Providing different technology and services specifically to BH Providers
5
Primary Care Providers
Providing mental healthcare to PCPs and their patients
4
Behavioral Health Digital Therapeutics
Very specific digital therapeutic tech for BH providers
2
Behavioral Health Providers Technology & Services
• 2 direct competitor (Blueprint Health & Innowell)
• 1 distant competitor (Eleos Health)
• 2 that are not competitive (SilverCloud Health & Motivo Health
How we are different
We are the only company, in this category, that is exclusively FOCUSED on the pediatric behavioral health provider

*TrueGen Segment

Market

Pediatric Mental and Behavioral Health Provider Market

The global pediatric behavioral health (BH) market (potential available market) is estimated to include **350M Children** with a BH condition. That represents **$1.8 Trillion** spent per year. The market is expected to grow to $6 Trillion by 2030.

In the U.S. (total addressable market), the market includes **25 Million children and $225 Billion** spent per year. The market is expected to grow to $365 Billion by 2030.



Bottom-Up Pediatric Behavioral Health Market Sizing
TrueGen
350M
Children with behavioral health condition globally.
25M
U.S. children with behavioral health condition.
$2B
Behavioral health provider software market
$325M
Serviceable & Obtainable Market*
*Serviceable & Obtainable U.S. Market
$325M
U.S. Market Only
Global aspirations over the longer term.

Company Vision

Our Mission

Is to help keep the next generation of children healthy and happy with earlier access to behavioral health screening and treatment services.

Our goal is to help millions of children in the U.S. and around the world access quality mental and behavioral healthcare when they need it!

Behavioral health (BH) illness is at record levels in children and adolescents. The COVID-19 pandemic has accelerated the BH crisis which started prior to the pandemic.

We want to help these families by providing the latest in technology and delivery of behavioral healthcare. We must protect our youngest generation and new solutions like

the TrueGen platform will help do this.

Founders



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